Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 4th, 2024
1. Date, Time and Place: The Board of Directors (“Board”) met on December 4th, 2024, at 09:00 a.m., through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

2. Attendance: The following Directors attended the meeting representing its entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attended this meeting, as guests, Mr. João Alberto de Abreu, President and Marcos Moreno Chagas Assumpção, Executive Vice-President of Finance and Investor Relations.

3. Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.

4. Agenda: To resolve on the distribution of interest on equity declared to the balance of retained earnings referring to the fiscal year ending on December 31, 2024.

5. Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6. Resolutions:

6.1 After analyzing and discussing the matter on the agenda, the Directors present at the meeting approved, unanimously and without reservations, the declaration of interest on equity in the total gross amount of two billion and five hundred million Brazilian reais (BRL 2,500,000,000.00), at the ratio of BRL 2.017362506 per Company share, considering the number of “ex-treasury” shares as of the current date, as remuneration based on the retained earnings ascertained in the balance sheet dated September 30th, 2024, according to Article 27 of the Company’s Bylaws.

6.1.1. Payment of interest on equity declared herein will be made on January 10th, 2025, in net value, without monetary correction, and will be subject to Withholding Income Tax at the current rate as per legislation in force. Shareholders, based on the shareholding position held at the end of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) trading session on December 16th, 2024 (base date in Brazil), will be entitled to receive the compensation, the same date on which the accounting record of the credit will be made. The shares issued by the Company will be traded “ex-interest on equity” as of December 17th, 2024 (inclusive).

6.1.2. As for holders of American Depositary Receipts – ADRs referenced to shares issued by the Company and traded on New York Stock Exchange – NYSE, the payment of the interest on equity declared herein will be processed according to applicable procedures by the depositary bank, The Bank of New York Mellon.

6.1.3. The interest on equity declared herein will be attributed to the full amount of the minimum mandatory dividend, pursuant to Article 27 of the Company’s Bylaws, and the residual amount of additional dividends, for the fiscal year ending December 31st, 2024.

Exhibit 99.1

6.1.4. The procedures relating to the payment of interest on equity declared herein will be informed by the Company through a Notice to Shareholders to be published in due course.

6.2 Regarding the approval above, the members of the Board of Directors decide to authorize the Company’s Executive Board of Officers to perform any and all acts and sign any and all other documents necessary for the execution of the resolution approved herein.

7. Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read, and will be signed electronically by all the Board members taking part, with the signatures having retroactive effect to the date of the meeting. It is noted that the documents and presentations that underpinned the matters discussed at this meeting have been archived on the Governance Portal. Signatures: Board Members: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo e Walter Schalka. This is a true copy of the original minutes drawn up in the Company’s records.

São Paulo, SP, December 4th, 2024.

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Marcos Moreno Chagas Assumpção
Secretary

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